UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:
333-56679
333-56679-02
333-56679-01
333-56679-03

RENAISSANCE MEDIA GROUP LLC
RENAISSANCE MEDIA (LOUISIANA) LLC
RENAISSANCE MEDIA (TENNESSEE) LLC
RENAISSANCE MEDIA CAPITAL CORPORATION
(Exact name of registrants as specified in their charter)

12405 Powerscourt Drive,
St. Louis, Missouri 63131
314-965-0555
(Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

10 % Senior Discount Notes Due 2008
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, LLC, as successor to Renaissance Media Group LLC,  Renaissance Media (Louisiana) LLC, Renaissance Media (Tennessee) LLC and  Renaissance Media Capital Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: July 21, 2006
                                                          By: CHARTER COMMUNICATIONS, INC.,
                                                             Manager of Charter Communications, LLC as successor to Registrants

                                                          BY: /s/ Kevin D. Howard
                                                                                                                                             Name: Kevin D. Howard
                                                             Title: Vice President and Chief Accounting Officer